SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_________
Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Teledyne Technologies Incorporated 401(k) Plan
December 31, 2013 and 2012,
and for the Year Ended December 31, 2013
Report of Independent Registered Public Accounting Firm

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012, and for the Year Ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Teledyne Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of  Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of  assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 26, 2014

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
	(In thousands)
Assets
Investments, at fair value	$681,346	$555,886
Notes receivable from participants	13,405	12,595
Other receivables	3	212
Total assets	694,754	568,693
Liabilities
Other liabilities	179	147
Total liabilities	179	147
Net assets reflecting investments at fair value	694,575	568,546
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(277)	(503)
Net assets available for benefits	$694,298	$568,043
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)
Year ended December 31, 2013

Additions (deductions):
Contributions:
Employee	$36,887
Employer, net of forfeitures	9,121
Rollover	7,518

Total contributions	53,526

Investment income:
Interest and dividend income	23,271
Net appreciation in fair value of investments	97,255

Net investment income	120,526

Interest income from notes receivable from participants	436

Distributions to participants	(48,393)
Other additions	160

Net increase	126,255
Net assets available for benefits:
Beginning of year	568,043

End of year	$694,298
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2013

1. Description of the Plan

General

The Teledyne Technologies Incorporated 401(k) Plan ("the Plan") is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, "Teledyne" or "the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000, and has been subsequently amended and restated effective on June 30, 2010. For a more complete description of the Plan’s provisions please refer to the Plan document.

Contributions

Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code ("the Code") limitations, of their eligible wages and contribute them to the Plan. An employee who first becomes an eligible employee on or after January 1, 2011, shall be deemed to have elected to contribute 3% of eligible wages from each periodic payment of eligible wages unless or until such deemed election is revoked. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. The Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the employees’ compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution or $375 on or after September 22, 2010, in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually or $375 on or after September 22, 2010, for each participant. Former employees of the Rockwell Scientific Company hired before January 1, 2008, will receive a Company match of 50% of the first 8% of qualifying employee contributions.

In March 2013, the Company acquired the parent company of RESON Inc. and those former employees were allowed to rollover their 401(k) balances into the Plan, which totaled $2.6 million. In August 2013, Teledyne subsidiary, Teledyne Instruments, Inc. acquired the assets of SD Acquisition, Inc. (dba CETAC Technologies). As of December 2013, net assets of $2.6 million related to the SD Acquisition, Inc. savings and retirement plan were rolled over into the Plan.

Participant Accounts

Separate accounts are maintained by the recordkeeper for each participant. Each participant may direct his or her account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.
Vesting

Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule. Former employees of the Rockwell Scientific Company hired before January 1, 2008, will have their Company Match Account and all earnings thereon follow a three-year annual vesting schedule.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.

The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.

Plan Termination

In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.

 Withdrawals and Distributions

The Plan allows for participants to make withdrawals from the Plan upon reaching age 59½. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pretax Company matching contributions and all earnings thereon.
Administrative Expenses

The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11 Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires disclosures to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of assets and liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, ASU 2011-11 requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The adoption of ASU 2011-11 in 2013 had no impact on the financial statements or any disclosures.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This update amends ASC 210, Balance Sheet, specifically the disclosure requirements created by ASU 2011-11, Disclosures About Offsetting Assets and Liabilities, issued by the FASB in December 2011. This update clarifies the scope of the disclosure requirements to be applicable to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. The disclosure requirements are effective for fiscal years beginning on or after January 1, 2013, and are required to be provided retrospectively for all comparative periods presented. The Plan has adopted ASU 2011-11, as amended by ASU 2013-01, and there was no impact on the financial statements or disclosures as a result.

Valuation of Investments

The Plan’s investments are stated at fair value.

In accordance with U.S. generally accepted accounting principles (U.S. GAAP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. During 2007, the Plan began to invest in fully benefit-responsive investment contracts through a common collective trust, Fidelity Managed Income Portfolio ("MIP"). The statements of net assets available for benefits present the fair value of the Fidelity MIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity MIP is based on the net asset value determined by Fidelity Management Trust Company (Fidelity), the trustee of the Plan, and is based on the fair value of the underlying investment contracts and quoted redemption values on the last business day of the Plan’s year-end. The contract value of the Fidelity MIP represents contributions plus earnings, less participant withdrawals and administrative expenses, transacted at the fund’s adjusted net asset value. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Fidelity Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.

Non-Fidelity Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.

Fidelity Lifecycle Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.

Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.

Teledyne Technologies Incorporated Common Stock Fund: The Teledyne Technologies Incorporated Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies Incorporated and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: These funds include both money market funds and the Fidelity MIP. These funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of the Fidelity MIP is based on the fair value of the underlying investment contracts and quoted redemption values of other securities on the last business day of the Plan’s year-end as reported by the issuer of the fund. The fair value of fully-benefit responsive investment contracts included in the Fidelity MIP is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with U.S. GAAP, each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012 (in thousands):

	2013
	Level 1	Level 2	Level 3	Total

Description of investment
Mutual funds:
Blended	$160,282	$—	$—	$160,282
Bonds	84,177	—	—	84,177
Domestic equity	325,620	—	—	325,620
International equity	34,647	—	—	34,647
Brokerage link	15,498	—	—	15,498
Common collective trusts	—	18,356	—	18,356
Teledyne Technologies Incorporated Common Stock Fund	42,766	—	—	42,766
	$662,990	$18,356	$—	$681,346

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

	2012
	Level 1	Level 2	Level 3	Total

Description of investment
Mutual funds:
Blended	$134,050	$—	$—	$134,050
Bonds	88,834	—	—	88,834
Domestic equity	244,939	—	—	244,939
International equity	27,297	—	—	27,297
Brokerage link	12,306	—	—	12,306
Common collective trusts	—	17,358	—	17,358
Teledyne Technologies Incorporated Common Stock Fund	31,102	—	—	31,102
	$538,528	$17,358	$—	$555,886

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the financial statements.
Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity, the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Plan does not guarantee any rates of return or investment results.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2013 and 2012 (in thousands):

	2013	2012
Fidelity Fund K	$66,262	$55,329
Fidelity Growth Company Fund K	61,145	46,611
Fidelity Freedom K 2020 Fund	48,885	42,287
Fidelity Freedom K 2030 Fund	35,250	29,037
Fidelity Institutional Money Market Portfolio	50,680	49,566
Fidelity U.S. Bond Index Fund	*	39,268
Teledyne Technologies Incorporated Common Stock Fund	42,766	31,102
Mid-Cap Stock Fund K	34,924	*

*	Investment balance represents less than 5% of the Plan’s net assets.

During 2013, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as follows (in thousands):

Mutual funds	$84,361
Common stock	11,974
Brokerage link (primarily common stock)	920

$97,255

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
5. Parties-in-Interest

During 2013, the Plan invested in mutual funds and common collective trust funds managed by Fidelity or its affiliate. There were no trustee and investment fees paid by the Plan in 2013.

One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 432,929 and 445,137 shares of Teledyne Technologies Incorporated common stock at December 31, 2013 and 2012, respectively.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$694,298	$568,043
Add: liability for refund of excess contributions not accrued on Form 5500	179	147
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts	277	503
Net assets available for benefits per the Form 5500	$694,754	$568,693

The following is a reconciliation of net increase per the financial statements to net income on the Form 5500 for the year ended December 31, 2013 (in thousands):

Net increase per the financial statements	$126,255
Add: liability for refund of excess contributions not accrued on the Form 5500	32
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(226)
Net income per the Form 5500	$126,061

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Subsequent Event

In March 2014, Teledyne subsidiary Teledyne Instruments, Inc. acquired Photon Machines, Inc. (PMI). PMI employees will continue to participate in their SIMPLE IRA until December 31, 2014. Effective January 1, 2015, PMI employees will be eligible to participate in Teledyne’s 401(k) Plan.

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
(In thousands, except for unit/share information)
December 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Fidelity*	Fidelity Fund K	$66,262
Fidelity*	Growth Company Fund K	61,145
Fidelity*	Value Fund K	27,472
Fidelity*	Capital Appreciation Fund K	22,809
Fidelity*	Diversified International Fund K	34,647
Fidelity*	Mid-Cap Stock Fund K	34,924
Fidelity*	Large Cap Stock Fund	20,178
Fidelity*	Freedom K Income Fund	3,086
Fidelity*	Freedom K 2000 Fund	1,081
Fidelity*	Freedom K 2005 Fund	1,024
Fidelity*	Freedom K 2010 Fund	10,331
Fidelity*	Freedom K 2015 Fund	12,034
Fidelity*	Freedom K 2020 Fund	48,885
Fidelity*	Freedom K 2025 Fund	20,789
Fidelity*	Freedom K 2030 Fund	35,250
Fidelity*	Freedom K 2035 Fund	9,957
Fidelity*	Freedom K 2040 Fund	9,754
Fidelity*	Freedom K 2045 Fund	3,874
Fidelity*	Freedom K 2050 Fund	3,499
Fidelity*	Freedom K 2055 Fund	719
Fidelity*	Institutional Money Market Portfolio	50,680
Fidelity*	Brokerage Link	15,498
Fidelity*	Managed Income Portfolio	18,356
Morgan Stanley Institutional	Small Company Growth Fund	16,210
Wells Fargo Advantage	Small Cap Value Fund	19,530
Wells Fargo Advantage	Emerging Markets Equity Fund	450
Van Kampen	Growth & Income A Fund	14,789
Spartan*	U.S. Equity Index	18,717
Spartan*	Extended Market Index	7,180
Spartan*	U.S. Bond Index Fund	33,497
PIMCO	Total Return Fund Adm	13,643
Perkins	Mid-Cap Value	2,310
Teledyne Technologies Incorporated*	Common stock, 432,929 shares	42,766
Participant loans*	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	13,405

		$694,751

* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2014.

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
Plan Administrative Committee

By:	/s/ Susan L. Main
Member - Plan Administrative Committee

By:	/s/ Melanie S. Cibik
Member - Plan Administrative Committee

By:	/s/ Stephen F. Blackwood
Member - Plan Administrative Committee